Exhibit 99.12

SECONDARY STOCK PURCHASE AGREEMENT

This Secondary Stock Purchase Agreement (this “Agreement”) is made and entered into as of August 9, 2018, (the “Effective Date”) by and among Ignition Growth Capital I, L.P., a Delaware limited partnership and Ignition Growth Managing Directors Fund I, LLC, a Delaware limited liability company (each and collectively, “Seller”), ICG Holdings 1, LLC, a Delaware limited liability company and controlled affiliate of Seller (“Holdco 1”), ICG Holdings 2, LLC, a Delaware limited liability company and controlled affiliate of Seller (“Holdco 2” and collectively with Holdco 1, “Holdcos”), and The Crawford Group, Inc., a Missouri corporation (“Purchaser”).

WHEREAS, as of the Effective Date, Seller owns 37,501 Class A Common Shares (“Class A Shares”) and 533,885 American Depository Shares each representing two Class A Common Shares (“ADS”) in eHi Car Services Limited, a limited liability company organized under the laws of the Cayman Islands (the “Company”);

WHEREAS, as of the Effective Date, Seller owns all of the outstanding membership interests in Holdco 1 and Holdco 2 (collectively, the “Holdco Interests”), which in turn own 3,030,839 Class B Common Shares and 3,156,358 Class B Common Shares in the Company respectively (the aggregate 6,187,197 Class B Common Shares being referred to as the “Class B Shares” and collectively with the Class A Shares and ADS, the “Shares” and collectively, the Shares with the Holdco Interests, the “Purchased Shares”);

WHEREAS, on April 23, 2018, Seller delivered notice to Purchaser, to Ctrip Investment Holding Ltd. (“Ctrip”) and the Company (the “Offer Notice”) pursuant to Section 3.7 of that certain Third Amended and Restated Investors Rights Agreement dated as of December 11, 2013 by and between the Company, Mr. Ruiping Zhang and the Investors defined therein (the “Rights Agreement”) of its intention to sell the Shares on the terms and conditions set forth in the Offer Notice and offering to each of Purchaser and Ctrip the prior right to acquire the Shares on such terms and conditions in accordance with the terms of the Rights Agreement;

WHEREAS, on May 2, 2018, Purchaser provided its notice (“Acceptance Notice”) in accordance with the Rights Agreement accepting Seller’s offer to acquire the Shares pursuant to the terms and conditions set forth in the Offer Notice;

WHEREAS, Seller has advised Purchaser that Ctrip, on May 3, 2018, also provided its notice in accordance with the Rights Agreement accepting Seller’s offer to acquire the Shares pursuant to the terms and conditions set forth in the Offer Notice;

WHEREAS, Seller and Purchaser subsequently agreed to modify the terms of the purchase and sale of the Shares to (a) reflect the sale of the Holdco Interests and the related indirect sale of the Class B Shares; and (b) adjust the purchase price for the Class B Shares; and

WHEREAS, on May 22, 2018, the Company provided notice to Seller that Ctrip had become a Company Non-Global Competitor and Company Competitor (each as defined in the Rights Agreement) and, accordingly, under Section 3.1(c) of the Rights Agreement, the direct or indirect transfer of the Shares by Seller to Ctrip would require Purchaser’s written approval;

WHEREAS, also on May 22, 2018, Purchaser provided notice to Seller that it had not consented to, or waived its refusal rights with respect to, the proposed sale of any of the Shares to Ctrip and does not intend to do so and instead Purchaser’s Acceptance Notice related to all the Shares offered by Seller in its Offer Notice on the terms set forth herein;

WHEREAS, prior to the date hereof, Ctrip has communicated to Seller and the Company that they dispute the assertion by the Company that they are a Non-Global Competitor and Company Competitor and retain their rights to acquire their pro rata portion of the Purchased Shares pursuant to Section 3.7 of the Rights Agreement (the “Ctrip Disputed Matter”);

WHEREAS, in further response to the Ctrip Disputed Matter, by letter dated July 27, 2018, Ctrip’s counsel, on behalf of Ctrip: (1) advised Seller that Ctrip had notified the Company and Seller of Ctrip’s nomination of Purchaser as a Ctrip Competitor pursuant to the Rights Agreement and as a result Ctrip claimed a right of first refusal to acquire any Shares proposed to be sold by Seller to Purchaser, pursuant to Section 3.3 of the Rights Agreement; and (2) requested that Seller notify Ctrip of Seller’s intention to sell Shares pursuant to such Section (the “Ctrip Competitor ROFR Claim”);

WHEREAS, thereafter, Purchaser advised Seller of Purchaser’s position with respect to the Ctrip Competitor ROFR Claim, that: (1) Ctrip’s purported nomination of Purchaser as a Ctrip Competitor was invalid under the Rights Agreement and, accordingly, Ctrip has no right of first refusal to acquire any Shares proposed to be sold by Seller to Purchaser hereunder; and (2) Seller has no obligation to notify Ctrip of its intention to sell Shares as requested by Ctrip;

WHEREAS, as of the date hereof, the Ctrip Disputed Matter has not been resolved and the Ctrip Competitor ROFR Claim also remains in dispute and, notwithstanding Ctrip’s request, Seller has not notified Ctrip of Seller’s intention to sell Shares pursuant to this Agreement; and

WHEREAS, Seller and Purchaser therefore desire to enter into this Agreement to set forth the terms of sale and purchase of the Purchased Shares.

Now, therefore, the parties hereby agree as follows:

1.    SALE AND PURCHASE OF THE PURCHASED SHARES.

1.1    Purchase Price and Allocation of Shares. On the Closing and subject to the terms and conditions of this Agreement, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller (a) the Class A Shares for a per share purchase price of Six Dollars and Seventy-Five Cents ($6.75) (the “Class A Purchase Price”), or in the aggregate, Two Hundred Fifty-Three Thousand One Hundred Thirty-One Dollars and Seventy-Five Cents ($253,131.75), (b) the ADSs for a purchase price per ADS of Thirteen Dollars and Fifty Cents ($13.50) (the “ADS Purchase Price”), or in the aggregate, Seven Million Two Hundred Seven Thousand Four Hundred Forty-Seven Dollars and Fifty Cents ($7,207,447.50), and (c) all of the outstanding Holdco Interests for a purchase price of Forty-Four Million Eight Hundred Fifty-Seven Thousand One Hundred Seventy-Eight Dollars and Twenty-Five Cents ($44,857,178.25) (to be apportioned Twenty-One Million, Nine Hundred Seventy-Three Thousand Five Hundred Eighty-Two Dollars and Seventy-Five Cents ($21,973,582.75) for the outstanding interests in Holdco 1 and Twenty-Two Million Eight Hundred Eighty-Three Thousand Five Hundred Ninety-Five Dollars and Fifty Cents ($22,883,595.50) for the outstanding interests in Holdco 2, which amount represents Seven Dollars and Twenty-Five Cents ($7.25) for each Class B Share held by the Holdcos (the “Class B Purchase Price”), resulting in an aggregate purchase price to be paid by Purchaser of Fifty Two Million Three Hundred Seventeen Thousand Seven Hundred Fifty-Seven Dollars and Fifty Cents ($52,317,757.50) (the “Purchase Price”). The Purchase Price shall be paid in United States Dollars.

1.2    Purchase Price Adjustment. Notwithstanding Section 1.1, the Class B Purchase Price is subject to adjustment if there is a either a direct or indirect sale by Purchaser of Class B Shares, during the period (the “Adjustment Period”) from the Effective Date until the later of (a) the date that is eighteen (18) months after the Effective Date, (b) the completion of a Transaction (as defined below), or

(c) the withdrawal and/or termination of all of the Transaction proposals (including the termination of any of the consortium agreements relating to a Transaction), then:

(i)    if a price (net of all bank charges and fees and all applicable stamp duty, stamp duty reserve tax or other documentary, transfer or registration duties or taxes) higher than the Class B Purchase Price has been offered or paid since January 2, 2018, or is subsequently offered or paid, by Purchaser (or a consortium of which Purchaser is a member, becomes a member, or is affiliated with (a “Purchaser Consortium”)) pursuant to a Transaction (as defined below) to any holder of the outstanding common shares or ADS of the Company either via a direct or indirect sale, the Class B Purchase Price shall be retroactively adjusted to the highest price per common share (or the equivalent price per ADS) offered or paid by Purchaser (or a Purchaser Consortium, as applicable); provided, however, this Section 1.2(i) shall not apply to any amount paid to a holder of common shares or ADSs that exercises dissenters’ rights of appraisal pursuant to section 238 of the Companies Law (2016 Revision) of the Cayman Islands, whether pursuant to a final judgment or in settlement of such proceedings; or

(ii)    if Purchaser subsequently sells, directly or indirectly, any Class B Shares at a price (net of all bank charges and fees and all applicable stamp duty, stamp duty reserve tax or other documentary, transfer or registration duties or taxes) higher than the Class B Purchase Price to one or more members of a consortium that at any time during the Adjustment Period, has submitted a proposal to the board of directors of the Company for a Transaction, the Class B Purchase Price shall be retroactively adjusted to reflect the highest price per Class B Share paid to Purchaser.

In addition to the foregoing, if during the Ctrip Adjustment Period (as defined below), a court or arbitral tribunal of competent jurisdiction holds in a final, non-appealable judgment that Ctrip, as of the date hereof, is not a Non-Global Competitor or a Company Competitor, the Class A Purchase Price for 19,131 Class A Shares held by the Seller and the Class B Purchase Price for all of the 3,156,358 Class B Shares held by Holdco 2, shall be retroactively adjusted to equal Seven Dollars and Seventy-Five Cents ($7.75) and the ADS Purchase Price for 272,358 ADS held by Seller shall be retroactively adjusted to equal Fifteen Dollars and Fifty Cents ($15.50) (collectively, the “Ctrip Adjustment”). For avoidance of doubt, except as expressly provided in the preceding sentence, the retroactive purchase price adjustments shall not apply to any other Class A Shares or ADS’s being sold hereunder or to the Holdco 1 membership interests or any Class B Shares held by Holdco 1. As used herein, the term “Ctrip Adjustment Period” means the period beginning on the Effective Date and ending on the earlier to occur of: (i) December 31, 2019, and (ii) the date that a court or arbitral tribunal of competent jurisdiction holds in a final, non-appealable judgment that Ctrip, as of the date hereof, is a Non-Global Competitor or a Company Competitor.

In the event that an additional payment is required pursuant to clause (i) or (ii) above or the Ctrip Adjustment, Purchaser shall be obligated to pay the difference in cash within three business days of the date on which such higher price becomes payable. For the avoidance of doubt, no additional payment shall be required pursuant to clause (i) or (ii) solely as a result of any agreed upon valuation of Rollover Shares as among members of the Teamsport Consortium as contemplated by the Schedule 13E-3, Amendment No. 1, filed April 26, 2018 by Purchaser and the other filing persons named therein, as the same may be amended (the “Schedule 13E-3”). “Rollover Shares” shall have the meaning set forth in such Schedule 13E-3.

For the purposes of this Agreement a “Transaction” shall mean the proposals submitted, as of the Effective Date, to the board of directors of the Company for an acquisition transaction pursuant to which the Company’s securities would be delisted from the New York Stock Exchange (“NYSE”) and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.    CLOSING.

2.1    Closing. The closing of the transactions contemplated by Section 1 of this Agreement (the “Closing”) shall take place on the date hereof.

2.2    Deliveries by Seller.

(i)     In connection with the sale of the Class A Shares, Seller agrees to take the following actions:

(a)    on the date of Closing, initiate delivery to the Company of any stock certificates evidencing the Class A Shares, if in Seller’s possession (or if such certificates have been lost, stolen or destroyed, an affidavit and indemnity in a form acceptable to the Company), for cancelation and reissuance to Purchaser;

(b)    at the Closing, deliver to Purchaser and the Company a duly authorized and executed Seller’s Instrument of Transfer, in substantially the form attached hereto as Exhibit A, to reflect the transfer of the Class A Shares; and

(c)    promptly following Seller’s receipt thereof, deliver to Purchaser a certified true copy of the register of members of the Company, dated on or after the date of Closing, evidencing the ownership by Purchaser of the Class A Shares.

(ii)     In connection with the sale of the Holdco Interests, Seller agrees to take the following actions:

(a)    at the Closing, deliver to Purchaser all corporate records of the Holdcos, including the Operating Agreements of Holdco 1 and Holdco 2, and any amendment thereto as then in effect;

(b)    at the Closing, deliver to Purchaser the resignation of each director, manager and officer of Holdco 1 and Holdco 2 (if any) effective upon the Closing;

(c)    at the Closing, deliver to Purchaser an assignment of interest authorized and executed by Seller to reflect the transfer of all rights and interests in the Holdco Interests;

(d)    promptly following Seller’s receipt thereof, deliver to Purchaser any stock certificates evidencing the Class B Shares in the name of Holdco 1 or Holdco 2; and

(e)    promptly following Seller’s receipt thereof, deliver to Purchaser a certified true copy of the register of members of the Company, dated on or after the date of the Closing, evidencing the ownership by Holdco 1 and Holdco 2 of the Class B Shares.

(iii)     In connection with the sale of the ADSs, Seller agrees, on the date of Closing, to cause its broker or custodian and/or the depository, as applicable, to transfer the ADSs by book entry to a brokerage account for the benefit of Purchaser pursuant to written instructions delivered by Purchaser at least three business days prior to the Closing.

The parties hereby acknowledge that the delivery of each item listed in this Section 2.2 is conditioned upon the substantially contemporaneous satisfaction of Purchaser’s obligation to deliver each item listed in Section 2.3.

2.3    Deliveries by Purchaser. Purchaser agrees, at the Closing, to deliver to Seller the Purchase Price payable in cash in accordance with wire instructions delivered by Seller at least three business days prior to the Closing. The parties hereby acknowledge that the payment of the Purchase Price by Purchaser is conditioned upon the substantially contemporaneous satisfaction of Seller’s obligation to deliver each item listed in Section 2.2.

3.    REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to Seller and Holdco as of the Effective Date and as of the Closing the following:

3.1    Purchase for Own Account for Investment. With the exception of the transactions contemplated by the Schedule 13E-3, (a) Purchaser is purchasing the Purchased Shares for Purchaser’s own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Purchased Shares within the meaning of the Securities Act of 1933, as amended (the “1933 Act”), and (b) Purchaser has no present intention of selling or otherwise disposing of all or any of the Purchased Shares and no one other than Purchaser has any beneficial ownership of any of the Purchased Shares. Purchaser was not formed for the specific purpose of acquiring the Purchased Shares.

3.2    Accredited Investor. Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

3.3    Access to Information. Purchaser has had access to all information regarding the Company and its present and prospective business, assets, liabilities and financial condition that Purchaser reasonably considers important in making the decision to acquire the Purchased Shares, and Purchaser has had ample opportunity to ask questions of the Company’s representatives concerning such matters.

3.4    Purchaser’s Qualifications. Purchaser has a preexisting investment, commercial or business relationship with the Company of a nature and duration sufficient to make Purchaser aware of the character, business acumen and general business and financial circumstances of the Company and its operations. Purchaser has such knowledge and experience in financial and business matters that Purchaser, is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect Purchaser’s own interests in connection with this transaction, and is financially capable of bearing a total loss of the Purchase Price paid for the Purchased Shares.

3.5    Compliance with Securities Laws. Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by Purchaser herein, the offer and sale of the Purchased Shares are not being registered with the Securities and Exchange Commission (“SEC”) under the 1933 Act, but instead are being made under an exemption or exemptions from the registration requirements of the 1933 Act or other applicable securities laws (including non-United States securities laws), which impose certain restrictions on Purchaser’s ability to transfer the Purchased Shares. Purchaser understands that Purchaser may not transfer the Purchased Shares unless such shares are registered under the 1933 Act or qualified under other applicable securities laws (including non-United States securities laws) or unless, in the opinion of counsel to the Company, exemptions from such registration and qualification requirements are available.

3.6    No Conflicts. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby, will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any law or any judgment, decree, order, regulation or rule of any court, agency or other governmental authority applicable to Purchaser, (b) require any consent, approval or authorization of, or declaration, filing or registration with, any person or entity, (c) result in a default (with or without the giving of notice or lapse of time, or both) under, violation, acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, encumbrance, obligation or liability to which Purchaser is a party or by which it is bound or to which any assets of Purchaser are subject, (d) conflict with Purchaser’s organization documents, or (e) result in the creation of any lien or encumbrance upon the assets of Purchaser, or upon the Purchased Shares or other securities of the Company, except such as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under or consummate the transactions contemplated by this Agreement.

3.7    Sophisticated Purchaser. Purchaser (a) is a sophisticated individual or entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares, and (c) has independently and without reliance upon Seller, and based on such information and the advice of such advisors as Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement. Purchaser acknowledges that neither Seller nor any affiliates of Seller is acting as a fiduciary or financial or investment adviser to Purchaser, and has not given Purchaser any investment advice, opinion or other information on whether the purchase of the Holdco Interests and Shares is prudent. Purchaser acknowledges and understands that the Shares may decrease in value after the date hereof and that Purchaser may suffer losses in value with respect to the Purchased Shares. Purchaser understands that Seller will rely on the accuracy and truth of the foregoing representations, and Purchaser hereby consents to such reliance.

3.8    Full Disclosure. Purchaser has made and conducted its own investigation, analysis and diligence with respect to the purchase of the Purchased Shares (without reliance on the Company) as it has deemed necessary in order to make its purchase decision, and it has made its own assessment and has satisfied itself concerning the relevant financial, tax, legal, and other considerations relevant to its purchase of the Purchased Shares. Purchaser further acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement.

4.    REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER. Seller represents, warrants and covenants to Purchaser as of Effective Date and the Closing the following:

4.1    Transfer for Own Account. Seller is selling the Purchased Shares for Seller’s own account only and not with a view to, or for sale in connection with, a distribution of the Shares within the meaning of the 1933 Act.

4.2    Title to Shares.

(a)    Seller has good and valid title to the Class A Shares, ADS and Holdco Interests, free and clear of all liens, encumbrances or claims; and, upon delivery of the Class A Shares, ADS and Holdco Interests and payment therefor pursuant hereto, good and valid title to the Class A Shares, ADS and Holdco Interests free and clear of all liens, encumbrances or claims, will pass to Purchaser, except as otherwise set forth in the Rights Agreement and any possible claims relating to the Ctrip Disputed Matter, including the Ctrip Competitor ROFR Claim. Seller is the only “security entitlement” holder within the meaning of Section 8-501 of the New York Uniform Commercial Code in respect of the Class A Shares, the ADSs and Holdco Interests.

(b)    Immediately prior to the Closing, Holdcos will have good and valid title to the respective Class B Shares to be indirectly sold by Seller hereunder, free and clear of all liens, encumbrances or claims; and, upon delivery of the Holdco Interests and payment therefor pursuant hereto,

Holdcos will continue to have good and valid title to such Class B Shares free and clear of all liens, encumbrances or claims, except as otherwise set forth in the Rights Agreement and any possible claims relating to the Ctrip Disputed Matter, including the Ctrip Competitor ROFR Claim. Each Holdco was formed for the sole purpose of holding the Class B Shares to be indirectly sold by Seller hereunder and owns no asset other than the Class B Shares and has no business or liabilities and is not party to any executory contract. Seller is the only “security entitlement” holder within the meaning of Section 8-501 of the New York Uniform Commercial Code in respect of the Class B Shares.

(c)    Seller is the only equity holder of Holdco 1 and Holdco 2 and the ownership interests held by Seller in the Holdcos constitute 100% of the issued and outstanding equity interests of the Holdcos, and there is no outstanding option, warrant or other right to acquire any ownership interest in the Holdcos, whether or not presently exercisable. The Holdcos are the registered holder of all of the Class B Shares.

4.3    Authority. Subject to the requirements set forth in the Rights Agreement and any possible claims relating to the Ctrip Disputed Matter, including the Ctrip Competitor ROFR Claim, Seller and the Holdcos have full legal right, power and authority to enter into and perform their respective obligations under this Agreement. Seller and the Holdcos have been duly organized and each is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be and all corporate or other entity actions necessary to authorize the transactions contemplated by this Agreement have been duly taken. The person(s) executing and delivering this Agreement on behalf of Seller are duly authorized to do so. True and complete copies of the Certificates of Formation and Operating Agreements of the Holdcos, in each case as amended to date and currently in effect, are attached hereto as Exhibits B-1, B-2, C-1 and C-2, respectively.

4.4    No Conflicts. The execution, delivery and performance of this Agreement by Seller and the Holdcos, and the consummation of the transactions contemplated hereby, will not (a) constitute a violation (with or without the giving of notice or lapse of time, or both) of any provision of any law or any judgment, decree, order, regulation or rule of any court, agency or other governmental authority applicable to either Seller or the Holdcos, (b) result in a default (with or without the giving of notice or lapse of time, or both) under, violation, acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any agreement, lease, note or other restriction, encumbrance, obligation or liability to which either Seller or a Holdco is a party or by which it is bound or to which any assets of Seller or a Holdco are subject, (c) conflict with Seller’s or a Holdco’s organization documents, or (d) result in the creation of any lien or encumbrance upon the assets of Seller or a Holdco, or upon the Purchased Shares.

4.5    Sophisticated Seller. Seller and the Holdcos (a) are sophisticated entities familiar with transactions similar to those contemplated by this Agreement, (b) have adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares, (c) have independently and without reliance upon Purchaser, and based on such information and the advice of such advisors as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement and understands that the Purchased Shares may have a current or future value greater than the amount paid for the Purchased Shares under this Agreement. Seller acknowledges that neither Purchaser nor any of its affiliates are acting as a fiduciary or financial or investment adviser to Seller, that neither Purchaser nor any of its affiliates have made any representations regarding the business, management, financial affairs or prospects of the Company or the fair market value of the Purchased Shares and that neither Purchaser nor any of its affiliates have given Seller any investment advice, opinion or other information on whether the sale of the Purchased Shares is prudent. Seller acknowledges and understands that the Purchased Shares may increase in value after the date hereof and that Seller shall not realize the upside potential with respect to the Purchased Shares. Seller understands that Purchaser will rely on the accuracy and truth of the foregoing representations, and Seller hereby consents to such reliance.

4.6    Full Disclosure. Seller has made and conducted its own investigation, analysis and diligence with respect to the sale of the Purchased Shares (without reliance on the Company) as it has deemed necessary in order to make its sale decision, and it has made its own assessment and has satisfied itself concerning the relevant financial, tax, legal, and other considerations relevant to its sale of the Purchased Shares. Seller further acknowledges that Seller has received all the information it considers necessary or appropriate for deciding whether to enter into this Agreement. Seller further represents that Seller has had an opportunity to ask questions and receive full answers from the Company concerning, among other things, its financial condition, its management, its prior activities and any other information which Seller considers relevant or appropriate in connection with entering into this Agreement.

4.7    Other Agreements in Relation to the Purchased Shares. Neither Seller nor the Holdcos are party to any other agreement, arrangement, or understanding with respect to the Purchased Shares, or any attributes of the Purchased Shares, including the ability to vote the Purchased Shares, with any other party other than with respect to the Offer Notice, this Agreement and the Rights Agreement.

5.    RESTRICTIVE LEGENDS AND STOP-TRANSFER ORDERS.

5.1    Legends. Unless otherwise agreed by the Company, Purchaser understands and agrees that the Company will place the legends set forth below or similar legends on any stock certificate(s) evidencing the Purchased Shares, together with any other legends that may be required by (a) state or federal securities laws, (b) the Company’s governing charter, or (c) any other agreement applicable to Purchaser:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

6.    PURCHASER INDEMNIFICATION.

6.1    Indemnity. Purchaser shall defend, indemnify and hold harmless Seller and its Affiliates and Representatives (each such Person, an “Indemnified Person”) from, for and against any and all losses, damages, liabilities, deficiencies, Actions, awards, assessments, injunctions, judgments, settlements, penalties, costs and expenses (including outside attorneys’ fees, costs and other out-of-pocket expenses properly incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) incurred by such Indemnified Person arising out of any Action brought by Ctrip or any of its Affiliates or by any other Person or Governmental Authority that relates in any way to the actual or proposed transfer of the Shares to Purchaser or to refusal to sell the Shares to Ctrip or any of its Affiliates or otherwise arises out of or relates in any way to the purchase and sale of Shares that is the subject matter of this Agreement. As used in this Section 6, the following terms have the following respective meanings:

(a)    “Action” means any claim, counterclaim, allegation, complaint, audit, action, mediation, investigation, lawsuit, hearing, proceeding, litigation, or arbitration, in any jurisdiction, whether or not by or before any Governmental Authority.

(b)    “Affiliate” means, with respect to any Person, any other Person, which directly or indirectly controls, is controlled by or is under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as a trustee or executor, or otherwise, and in any event shall be deemed to exist where one Person controls securities of such other Person representing at least a majority of the beneficial economic interest in such other Person or a majority of the outstanding voting power of the outstanding securities of such other Person or other interests that by their terms have the power to elect a majority of the board of directors (or comparable governing body) of such other Person.

(c)    “Governmental Authority” means any nation, any state, any province or any municipal or other political subdivision thereof, and any government, any governmental entity, commission, board, regulatory or administrative authority, agency or similar body, any court, tribunal or judicial body, whether federal, state, county, local or foreign, and any taxing body or authority, and any instrumentality of any of the foregoing or any other entity, body or organization exercising governmental or quasi-governmental power or authority.

(d)    “Person” means any individual, firm, company, corporation, unincorporated association, partnership, limited liability company, trust, syndicate, estate, joint venture or other entity, and shall include any successor (by merger or otherwise) of such entity.

(e)    “Representative” means, with respect to any Person, any director, officer or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.

6.2    Procedures for Indemnification.

(a)    An Indemnified Person seeking indemnification under this Section 6 (the “Indemnified Party”) agrees to give prompt written notice (a “Claim Notice”) to Purchaser upon the assertion of any claim, or the commencement of any Action, in respect of which indemnity may be sought under Section 6.1 (a “Claim”) and will provide Purchaser such information with respect thereto that Purchaser may reasonably request. The failure to deliver a Claim Notice, however, shall not release Purchaser from any of its obligations under this Section 6 except to the extent any such failure materially prejudices the rights, claims or defenses of Purchaser.

(b)    If Purchaser acknowledges in writing its obligation to indemnify the Indemnified Party against any and all Losses that may result from a Claim, Purchaser shall have the right, upon written notice to the Indemnified Party within ten (10) days of receipt of a Claim Notice from the Indemnified Party in respect of such Claim, to assume the defense thereof at the expense of Purchaser with counsel selected by Purchaser and (subject to Section 6.2(c)) to settle such Claim. Purchaser shall also be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which Purchaser has failed to assume the defense thereof. If Purchaser does not expressly elect to assume the defense of such Claim within the time period and otherwise in accordance with this clause (b), the Indemnified Party shall have the sole right to assume the defense of such Claim with counsel of the Indemnified Party’s choosing but shall not be entitled to settle such Claim without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed). If Purchaser assumes the defense of such Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall have been specifically authorized in writing by Purchaser or (ii) the named parties to the Claim (including any impleaded parties) include both the Indemnified Party and Purchaser, and the representation by counsel to

Purchaser of both Purchaser and such Indemnified Party is reasonably likely to present such counsel with a conflict of interest, in which case the Indemnified Party may employ separate counsel of its choosing and that counsel’s reasonable fees and expenses (including expert expenses) shall be paid by Purchaser. If Purchaser assumes the defense of any Claim, the Indemnified Party shall, at Purchaser’s expense, reasonably cooperate with Purchaser in such defense.

(c)    If Purchaser elects to assume the control of the defense of any Claim in accordance with the provisions of Section 6.2(b), Purchaser shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned) before entering into any settlement of such Claim if the settlement does not completely, unconditionally and irrevocably release the Indemnified Party from all liabilities and obligations with respect to such Claim, or the settlement imposes injunctive or other equitable relief against the Indemnified Party.

(d)    Seller shall cooperate, and cause its Affiliates to cooperate, in the defense, prosecution or settlement of any Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)    Following resolution of a Claim or Action that is the subject of a Claim Notice pursuant to the procedures described in this Section 6.2, any indemnification required hereunder shall be made by prompt payment by Purchaser of the amount of Losses in connection therewith as and when bills are received by Purchaser or Losses actually suffered or incurred have been notified to Purchaser promptly after receipt of notice of such Losses, but in any event within 30 days following Purchaser’s receipt of any such bill or notification.

(f)    None of Purchaser or its Affiliates shall have any liability to any Indemnified Party under this Section 6 for any punitive damages or exemplary damages except, in each case, any such indemnifiable Losses that are recovered by a third party in connection with a Claim resulting from a judgment, order, injunction, writ, subpoena, stipulation, award or decree of any Governmental Authority (including any ruling or award in any arbitration proceeding).

6.3    Exclusive Remedy. The sole and exclusive remedy for any Indemnified Party against Purchaser and its Affiliates for any Losses arising out of the matters set forth in Section 6.1 shall be pursuant to the indemnification provisions of this Section 6.

7.    GENERAL PROVISIONS.

7.1    Termination; Survival. This Agreement may be terminated at any time prior to the Closing by the written consent of the parties. The representations, warranties and covenants of the parties shall survive the Closing and the delivery of, and payment for the Purchased Shares.

7.2    Successors and Assigns; Assignment. Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. Neither Purchaser, on the one hand, nor Seller or Holdco, on the other hand, may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the other party, provided, however, that Purchaser may assign its rights under Section 6.2 (b) relating to the assumption of the defense to the Company pursuant to an agreement under which the Company has agreed to pay defense costs on terms substantially similar to those stated in Section 6.2(b) and provided, however, that such assignment shall not relieve Purchaser of any of its obligations under Section 6 or in any way diminish the indemnity provided to Seller in the Agreement or any of the rights afforded to Seller in the Agreement.

7.3    Governing Law. The parties agree that this Agreement is to be governed, interpreted and construed both as to performance and validity in accordance with the laws of State of New York, notwithstanding any choice of law principles to the contrary.

7.4    Further Assurances. The parties agree to take all actions necessary or advisable and to do all things (including to execute such further documents and papers), including in the case of Seller, exercising its rights as a shareholder and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

7.5    Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “Sections” and “Exhibits” will mean sections of this Agreement and exhibits hereto.

7.6    Entire Agreement. This Agreement and the agreements and documents referred to herein, together with all the schedules and exhibits hereto and thereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

7.7    Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the foregoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then the parties agree to substitute such provision(s) through good faith negotiations.

7.8    Amendment and Waivers. This Agreement may be amended only by a written agreement executed by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

7.9    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.10    Costs and Attorneys’ Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party’s costs and attorneys’ fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

7.11    Remedies Cumulative; Specific Performance. Each and all of the various rights, powers and remedies of a party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any right, power or remedy available to such party. Without limiting the foregoing, unless this Agreement has been terminated, each party to this Agreement acknowledges and agrees that any breach by it of this Agreement shall cause any (or either) of the other parties irreparable harm which may not be adequately compensable by money damages. Accordingly, except in the case of termination, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages, and the parties agree that such equitable remedies may be enforced in any federal or state courts located in the Southern District of New York.

7.12    Confidentiality. None of the parties (including their respective employees or representatives) shall without the prior written consent of the others disclose the contents or existence of this Agreement except to such party’s professional advisors, employees and representatives and except and to the extent that such disclosure may be required by applicable law or the rules of any recognized securities exchange provided that the disclosing party, to the extent not prohibited by applicable law, promptly notifies the other parties in advance of such disclosure and agrees to take reasonable steps to minimize the extent of any required disclosure. Notwithstanding the foregoing to the contrary, this Section 6.12 shall not apply to the filing of information by Purchaser under Section 13 of the Exchange Act.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Secondary Stock Purchase Agreement as of the Effective Date.

SELLER:

IGNITION GROWTH CAPITAL PARTNERS I, L.P.		IGNITION GROWTH MANAGING DIRECTORS FUND I, LLC

By: Ignition Growth GP, LLC Its: General Partner

By:	/s/ John T. Zagula	By:	/s/ John T. Zagula
Name:	John T. Zagula	Name:	John T. Zagula
Its:	Managing Director	Its:	Managing Director
Address:	2101 4th Ave., Suite 2300	Address:	2101 4th Ave., Suite 2300
	Seattle, WA 98121-2317		Seattle, WA 98121-2317

HOLDCOS:

ICG HOLDINGS 1, LLC		ICG HOLDINGS 2, LLC

By:	/s/ John T. Zagula	By:	/s/ John T. Zagula
Name:	John T. Zagula	Name:	John T. Zagula
Its:	Managing Director	Its:	Managing Director
Address:	2101 4th Ave., Suite 2300	Address:	2101 4th Ave., Suite 2300
	Seattle, WA 98121-2317		Seattle, WA 98121-2317

PURCHASER: THE CRAWFORD GROUP, INC.

By:	/s/ Rick A. Short
Name:	Rick A. Short
Its:	Chief Financial Officer
Address:	600 Corporate Park Drive
St. Louis, MO 63105